Big Cypress Acquisition Corp.

300 W. 41st Street, Suite 202

Miami Beach, FL 33140

September 21, 2021

VIA EDGAR

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Life Sciences
100 F Street, NE
Washington, DC 20549

Attention:	Jane Park
Christopher Edwards

RE:	Big Cypress Acquisition Corp.
Registration Statement on Form S-4
File No. 333-258869

Ladies and Gentlemen:

Reference is made to our letter, filed as correspondence via EDGAR on September 16, 2021 in which we, Big Cypress Acquisition Corp. (the “Registrant”) requested, pursuant to Rule 461 under the Securities Act of 1933, as amended, that the above-referenced registration statement be accelerated to 4:30 p.m., Eastern Time, on Tuesday, September 21, 2021, or as soon thereafter as practicable.

The Registrant is no longer requesting that such Registration Statement be declared effective at such time and the Registrant hereby formally withdraws its request for acceleration.

Sincerely,

/s/ James Martin
James Martin
Director